Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: MAY 2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: May 11, 2005	/s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

1

Petro-Canada Announces $600 Million US Debt Offering

Exhibit 1

For Immediate Release

Tuesday, May 11, 2005

Petro-Canada Announces $600 Million US Debt Offering

Calgary, Alberta – Petro-Canada announced it has agreed to sell to a syndicate of underwriters $600 million US of 5.95% Notes due May 15, 2035.

This offering represents the balance available under the base shelf prospectus filed by Petro-Canada and its wholly owned subsidiary, PC Financial Partnership, with the Alberta Securities Commission on November 3, 2004. The prospectus provided for the offering of up to $1 billion US of debt securities from time to time until December 2006. A registration statement with respect to the debt securities was also filed with the United States Securities and Exchange Commission.

The lead underwriters of the offering are ABN AMRO and Deutsche Bank (Joint Book-Running Managers). The offering is expected to close on May 16, 2005.

Net proceeds of the offering will be used primarily to repay existing short-term borrowing, with the balance to be used for working capital purposes. Petro-Canada’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard and Poor’s and A (low) by Dominion Bond Rating Service.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or other jurisdiction. Copies of the base shelf prospectus and the prospectus supplement relating to the offered securities can be obtained by contacting Investor Relations.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

Investor and analyst inquiries:

Media inquiries:

Derek De Leon

Helen Wesley

Senior Advisor, Investor Relations

Senior Director, Corporate Communications

Tel. (403) 296-3319

Tel: (403) 296-3555

email: ddeleon@petro-canada.ca

Legal Notice – forward looking information

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include references to the expected close date and the use of proceeds of the offering. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; fluctuation in interest rates and foreign currency exchange rates; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.